UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at May 19, 2009

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
President and CEO

Date: May 20, 2009

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

INITIAL ESTIMATE SHOWS SUBSTANTIAL RESOURCES IN
CONTINENTAL'S NEWTONGMEN COPPER-GOLD DEPOSIT

May 19, 2009, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) announces the results of an estimate of the mineral resources in the Newtongmen copper-gold deposit, the second open pit type deposit discovery on its 100% owned Xietongmen property. The Xietongmen property is located 240 kilometers from the city of Lhasa in Tibet Autonomous Region, People's Republic of China.
Newtongmen was discovered by exploration drilling in 2006. Delineation drilling has confirmed the presence of a substantial porphyry copper-gold deposit and apparent strong continuity to the mineralization. The deposit remains open to expansion in three lateral directions and at depth. Results from the resource estimate are tabulated below:

NEWTONGMEN DEPOSIT MINERAL RESOURCES

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu B lb	Contained Au M oz	Contained Ag M oz
Indicated	0.30	186.5	0.40	0.22	0.99	1.66	1.30	5.90
	0.20	388.9	0.32	0.18	0.87	2.77	2.30	10.85
	0.15	486.0	0.29	0.17	0.82	3.15	2.70	12.80

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu B lb	Contained Au M oz	Contained Ag M oz
Inferred	0.30	84.4	0.37	0.06	0.13	0.68	0.17	0.36
	0.20	264.8	0.29	0.07	0.12	1.67	0.57	1.04
	0.15	379.3	0.25	0.07	0.12	2.11	0.80	1.44
Notes to the tables:
(1)  Contained metal calculations assume 100% recovery.
(2)  Worldwide porphyry operations cut-offs generally range between 0.20 and 0.40% copper. Estimates for the Xietongmen deposit use 0.15% copper cut-off. Wardrop considers that a higher threshold grade of 0.20% copper is appropriate for this initial estimate of Newtongmen.

The resource estimate is based on drill core assay results from 35 drill holes (approximately 16,000 meters) of which all but three were drilled vertically. The holes were drilled at about 100-meter spacing on eight lines, with holes on adjacent lines offset by approximately 50 meters, outlining an elongate, northwest trending near-surface zone of mineralization approximately 850 meters long and 450 meters in width with intersections of copper and gold mineralization to the limit of drilling at 713 meters depth. Long intervals of copper and gold mineralization were encountered in most of the holes starting from surface, with higher grade intervals intersected near to the surface.

The Newtongmen deposit is located approximately 2.5 kilometers northwest of the Continental's Xietongmen copper-gold deposit, which is at the permitting stage. Outlined by drilling in 2005 and 2006, the Xietongmen deposit hosts 219.8 million tonnes of measured and indicated resources grading 0.43% copper, 0.61 g/t gold and 3.87 g/t silver, containing 2 billion pounds of copper and 4.3 million ounces of gold at a 0.15% copper cut-off (see news release dated January 24, 2007).

Independent engineering firm Aker Kvaerner E&C completed a Feasibility Study on the Xietongmen deposit in 2007, based on a copper price of US$1.50/lb, a gold price of US$500/oz and a silver price of US$8.50/oz and 182 million tonnes of proven and probable mineral reserves contained within the mineral resources above (see news release dated August 15, 2007). The proposed 40,000 tonnes per day operation at Xietongmen would produce 116 million pounds of copper, 190,000 ounces of gold and 1.73 million ounces if silver per year over a 14 year mine life. Upon completion of the permitting process, the project would take approximately 24 months to construct, employing a construction workforce of 2,500. During operations, the direct workforce would be approximately 460 people.

The property has additional mineral potential as indicated by the Langtongmen copper-gold zone, discovered mid-way between the Xietongmen and Newtongmen deposits. Eight holes have been drilled at Langtongmen. Highlights include: Hole 5057 returned a 135 meter interval grading 0.28% copper and 0.31 g/t gold. Hole 6205 intersected 131 meters grading 0.28% copper and 0.22 g/t gold (see news releases dated October 11 and November 28, 2006). Langtongmen is one of the high priority deposit targets that require drilling on the extensive Xietongmen property.

As the Company prepares for receipt of permits to enable construction at Xietongmen to begin, its programs are focused on engineering design, completion of environmental and socio-economic reports, and community engagement activities. Its community consultation is designed to identify and deliver programs that reflect local priorities.  Development programs underway in 2008 and 2009 include awards of scholarships for post secondary education, provision of supplies and equipment to local schools and health clinics and construction of greenhouses for local villages. Planning is nearly complete for additional agricultural and community health programs to be deployed in 2009.

President and CEO David Copeland stated:

"Diamond drilling has successfully outlined significant porphyry copper-gold mineralization at Newtongmen. The Company is currently focussing on engineering and permitting for the immediate development of the Xietongmen deposit, and the Newtongmen deposit represents another near term development opportunity that would dramatically extend mine life. These discoveries, in combination with our community development efforts, indicate that the Xietongmen project can bring long term benefits to the region."

The Newtongmen mineral resource estimate was prepared using geostatistical methods by Greg Mosher, P.Geo., of Wardrop Engineering, an independent Qualified Person as defined by Canadian National Instrument 43-101, who has reviewed this release. A technical report will be filed within 45 days on www.sedar.com.

David Copeland, P.Eng., President and CEO of Continental and a qualified person, has reviewed this news release on behalf of the Company.

For further information, please visit the Company's website at www.continentalminerals.com or call Investor Services at 604-684-6365 or toll free in North America at 1-800-667∙2114.

David Copeland
President & CEO

Continental's program includes quality control quality assurance procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample pulverization and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES/ICP-Mass Spectroscopy finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, the risk that the above-referenced merger transaction may not be completed within the time frame contemplated or at all and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.